September 9, 2024

Mark DiSiena
Chief Financial Officer
AgEagle Aerial Systems Inc.
8201 E. 34 th Street N, Suite 1307
Wichita, Kansas 67226

        Re: AgEagle Aerial Systems Inc.
            Registration Statement on Form S-1
            Filed on September 3, 2024
            File No. 333-281897
Dear Mark DiSiena:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing